■ EXHIBIT 99.3
Changes in Affiliates (Addition)
POSCO E&C, which is a subsidiary of POSCO, has established Jalisco Business Center SA DE CV in Mexico.
1. Purpose of the Company: To participate in the construction of the sewage-treatment facilities in Jarisco and to make inroads into the construction industry in Mexico.
2. Total Number of Affiliated Companies After Additional Affiliation: 105
3. Details:
- Company Name: Jalisco Business Center SA DE CV
- Total Asset (KRW) : 10,070,000
- Total Equity (KRW): 10,070,000
- Total Liabilities (KRW): -
- Total Capital (KRW): 10,070,000